UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-71031

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **08/29/23**   AND ENDING **12/31/23**

                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **PAVE SECURITIES, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
     ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

171 MADISON AVE., SUITE 1500
(No. and Street)

NEW YORK   **NY**   **10016**
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christopher Ainsworth   **949-662-2850**   **chris@pavefinance.com**
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CohnReznick LLP
(Name – if individual, state last, first, and middle name)

707 Wilshire Blvd, Suite 4950   **Los Angeles**   **CA**   90017-3628
(Address)   (City)   (State)   (Zip Code)

10/14/2003   **596**
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Lee Ainsworth, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PAVE SECURITIES LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SEE ATTACHED CERTIFICATE
DATE 2/26/24 NOTARY INITIALS [illegible]

Signature: [signature]

Title: CEO

____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT CERTIFICATE

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this

_26ᵗʰ_ day of _February_, 2024

by ___Christopher Lee Ainsworth___,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature



KILEY NICOLE JAHN
Commission #2447839
Notary Public - California
Orange County
My Comm. Expires MAY 25, 2027

ADDITIONAL INFORMATION (OPTIONAL)

DESCRIPTION OF THE ATTACHED DOCUMENT

_____
(Title or description of attached document)

_____
(Title or description of attached document continued)

Number of pages ____ Document Date _____

_____
(Additional information)

NOTARY PUBLIC CONTACT INFORMATION

The UPS Store
21163 Newport Coast Dr
Newport Coast, CA 92657

949-423-2134 tel
949-520-7016 fax

store7336@theupsstore.com
www.TheUPSStore.com/7336

Pave Securities, LLC

STATEMENT OF FINANCIAL CONDITION

Period from August 29, 2023 (commencement of operations) through December 31, 2023

TABLE OF CONTENTS

CohnReznick LLP
cohnreznick.com

CohnReznick
ADVISORY · ASSURANCE · TAX

Report of Independent Registered Public Accounting Firm

Board of Directors and Member
Pave Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Pave Securities, LLC as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Pave Securities, LLC as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Pave Securities, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Pave Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Pave Securities, LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

CohnReznick LLP

We have served as Pave Securities, LLC's auditor since 2023.

Los Angeles, California
February 26, 2024

Pave Securities, LLC
Statement of Financial Condition
December 31, 2023

ASSETS

Cash	$	47,372
Clearing deposit		10,000
Prepaid expenses		4,259
Total Assets	**$**	**61,631**

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	23,105
Total Liabilities		23,105
Total Member's equity		38,526
Total Liabilities and Member's Equity	$	61,631

The accompanying notes are an integral part of these financial statements.

Pave Securities, LLC

1.   Organization and Summary of Significant Accounting Policies

Description of Business

Pave Securities, LLC was established in the State of Delaware on November 30, 2022, as a wholly owned subsidiary of Pave Finance, Inc. (the Parent Company), a New York headquartered investment holding company. Pave Investment Advisors, LLC and Pave Labs, LLC, also subsidiaries of Pave Finance, Inc. EPI Holding, LLC, a Delaware limited liability company, is the majority owner of Pave Finance, Inc.

Pave Securities, LLC (the Company) is registered with the Securities and Exchange Commission ("SEC") and was approved on August 29, 2023 as a fully disclosed introducing securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company acts as an introducing broker on behalf of Interactive Brokers, LLC (the Clearing Broker). The Clearing Broker acts as the custodian and clearing broker for all customer funds and securities. Customers receive solicited trades from the Company via the Company's software platform that personalizes consumer's investment portfolios based on their unique needs and circumstances. The customer maintains the sole discretion to approve or not approve trades in their respective accounts.

The Company generates revenue in the form of commissions, hypothecation and spreads on cash balances from customers. The Company started trading activity on February 9, 2024 and no revenues were earned during the period from August 29, 2023 (commencement of operations) through December 31, 2023.

Liquidity

The Company has been fully supported by the Parent Company thus far, with an initial investment of $100,000. The Parent Company anticipates continuing to support the Company from time to time and until it starts generating revenues from its own client base in 2024. The Parent Company has the ability and intent to provide support. The Company prepares financial statements in accordance with accounting principles generally accepted in the United States of America.

Estimates

The Company prepares its financial statements in conformity with generally accepted accounting principles. The preparation of financial statements in accordance with such principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

Cash

Cash includes all highly liquid assets. As of December 31st, 2023, the cash balance was $47,372.

Pave Securities, LLC

NOTES TO FINANCIAL STATEMENTS
Period from August 29, 2023 (commencement of operations)
through December 31, 2023

1.Organization and Summary of Significant Accounting Policies (concluded)

Clearing Deposit
The Company has a $10,000 clearing deposit with the Clearing Broker.

Accounts receivable
There are no accounts receivable as of December 31, 2023.

Revenue Recognition
Commission revenue is recorded at a rate of $0.015 per share and recognized as revenue when the trade is executed. Hypothecation is recognized as revenue on 50% of interest earned on client balances and recorded monthly as received. There were no fees earned in 2023 as the Company was preparing to launch.

Concentrations

Cash
The Company maintains a cash balance at one institution. The account is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. On December 31, 2023, the Company's cash balance did not exceed the FDIC insured limit.

Clearing deposit
The Company has a clearing deposit with the Clearing Broker. The account is insured by the Securities Investment Protection Corporation (SIPC) up to $250,000. On December 31, 2023, the Company's clearing deposit balance did not exceed the SIPC insured limit.

Income Taxes

Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, entities are not required to allocate income tax provisions to a legal entity that is both not subject to tax and a disregarded entity by the taxing authority. The Company does not have tax liabilities with respect to federal and state income taxes in the United States of America. The Company is a single member LLC which is disregarded for US federal and state tax purposes in accordance with the limited liability company agreement and no formal tax-sharing arrangement exists with the single member, Pave Finance, Inc. Furthermore, there are no commitments the Company has made to Pave Finance, Inc. that the Company would fund any tax liability of Pave Finance, Inc. with the earnings of the Company.

Uncertain tax positions
In accordance with the FASB ASC No. 740 ("ASC 740") Subtopic 05 "Accounting for Uncertainty in Income Taxes," the Company did not recognize any amounts from uncertain tax positions.

Pave Securities, LLC

NOTES TO FINANCIAL STATEMENTS
Period from August 29, 2023 (commencement of operations)
through December 31, 2023

1. Organization and Summary of Significant Accounting Policies (concluded)

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, Federal, state and local authorities may examine the Company's tax returns for three years from the date of filing.

2. Member's Equity

The Company was initially capitalized by the contribution of cash from the Parent Company with a value of $100,000 on January 26, 2023.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for the first year of operation, and 15 to 1 thereafter. On December 31, 2023, the Company had net capital of $24,267, which was $19,267 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.95 to 1.

4. Related Party Transactions

The Parent Company allocates a share of its expenses pursuant to the Expense Sharing Agreement. Pave Finance, Inc. bills the Company monthly in accordance with the expense sharing agreement. The Company will pay the outstanding balance of $6,739 subsequent to the year ended December 31, 2023. The balance is included in the accounts payable and accrued liabilities on the Statement of Financial Condition.

5. Subsequent Events

Management has evaluated subsequent events through the date of the report of independent registered public accounting firm on which the financial statements were available to be issued. Subsequent to the year ended December 31, 2023, the Company has not identified any material events that require disclosure, other than those in Note 1.

6. Financial Instruments with Off-Balance Sheet Risk

As a securities broker, the Company is engaged in buying and selling securities as an agent for a diverse group of individuals and institutional investors. The Company introduces these transactions for clearance to another firm on a fully disclosed basis. The agreements between the Company and its clearing broker provide that the Company is obligated to assume any exposure related to nonperformance by its customers. If any transactions do not settle, the

Pave Securities, LLC

NOTES TO FINANCIAL STATEMENTS
Period from August 29, 2023 (commencement of operations)
through December 31, 2023

Company may incur a loss if the market value of the security is different from the contract value of the transaction. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, requiring customers to deposit additional collateral, or reduce positions when necessary. The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk and to review, as necessary, the credit standing of each counterparty and customer with which it conducts business.

7.   Fair Value of Financial Instruments

The Company follows FASB guidance with respect to fair value measurements. This guidance provides a framework for measuring fair value under GAAP, for all financial assets and liabilities measured at fair value on a recurring basis and standard FV Measurement.